SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On December, 2009 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	(x) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 0
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total

Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales
Final Balance 0
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On December, 2009 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	(x) Board of Directors	( ) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 420
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total
Shares	Common				420	0	0

Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Shares	common		Purchase
Total purchase
Sale
Total sales
Final Balance 420
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total
shares	Common				420	0	0

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives
CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On December, 2009 operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	(x) Holding

Initial balance 744,227,594
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total
Shares	Common shares				708,035,780	78.23	62.53
Shares	Preferred Shares				36,191,814	15.49	3.11
Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
			Purchase
			Total Purchases
Shares	Pref B	BBDTVM	Sales	07	100,000	28.785	2,878,470.00
Shares	Pref B	BBDTVM	Sales	08	15,000	30.2	453,000.00
Shares	Pref B	BBDTVM	Sales		50,000	30.176	1,508,800.00
Shares	Pref B	BBDTVM	Sales		86,000	30.11	2,589,460.00
Shares	Pref B	BBDTVM	Sales		100,000	29.453	2,945,320.00
Shares	Pref B	BBDTVM	Sales	09	100,000	31.904	3,190,400.00
Shares	Pref B	BBDTVM	Sales		100,000	31.67	3,167,000.00
Shares	Pref B	BBDTVM	Sales		100,000	31.349	3,134,910.00
Shares	Pref B	BBDTVM	Sales		34,000	30.3	1,030,200.00
Shares	Pref B	BBDTVM	Sales		30,000	32.4	972,000.00
Shares	Pref B	BBDTVM	Sales	10	100,000	34.125	3,412,490.00
Shares	Pref B	BBDTVM	Sales		100,000	33.942	3,394,170.00
Shares	Pref B	BBDTVM	Sales		100,000	33.896	3,389,600.00
Shares	Pref B	BBDTVM	Sales		100,000	33.529	3,352,880.00
Shares	Pref B	BBDTVM	Sales		100,000	33.186	3,318,570.00
Shares	Pref B	BBDTVM	Sales	11	200,000	33.398	6,679,680.00
Shares	Pref B	BBDTVM	Sales		150,000	32.916	4,937,460.00
Shares	Pref B	BBDTVM	Sales		30,000	32.98	989,400.00
Shares	Pref B	BBDTVM	Sales	14	200,000	31.654	6,330,820.00
Shares	Pref B	BBDTVM	Sales		100,000	31.261	3,126,060.00
Shares	Pref B	BBDTVM	Sales	15	100,000	31.621	3,162,120.00
Shares	Pref B	BBDTVM	Sales		100,000	31.27	3,126,970.00
Shares	Pref B	BBDTVM	Sales	16	200,000	31.323	6,264,620.00
Shares	Pref B	BBDTVM	Sales	17	100,000	30.441	3,044,110.00
Shares	Pref B	BBDTVM	Sales		50,000	30.533	1,526,640.00
Shares	Pref B	BBDTVM	Sales	18	100,000	30.123	3,012,260.00
Shares	Pref B	BBDTVM	Sales	21	100,000	30.37	3,037,000.00
Shares	Pref B	BBDTVM	Sales	22	155,300	30.012	4,660,848.07
Shares	Pref B	BBDTVM	Sales	23	100,000	29.8	2,980,000.00
			Total sales		2,900,300		91,615,258.07
Final Balance 741,327,294
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total
Shares	Common shares				708,035,780	78.23	62.53
Shares	Preferred Shares				33,291,514	14.65	2.94

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On December, 2009 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	( ) Fiscal Council	(x) Technical or Consultive Agencies	( ) Holding

Initial balance 5,404
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total
Shares	Preferred A				4	0	0
Shares	Common				5,400	0	0
Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Shares	Preferred B	Concordia CVMCC	Purchase	02	300	31.38	9,414.00
Shares	Common	Concordia CVMCC	Purchase	02	300	27.00	8,100.00
			Total purchase		600		17,514.00
			Sale
			Total sales
Final Balance 6,004
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total
Shares	Preferred A				4	0	0
Shares	Common				5,700	0	0
Shares	Preferred B				300	0	0

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On December, 2009 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	(x) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 0
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total

Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales
Final Balance 0
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 09, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.